Richard M. Brand To Call Writer Directly: (212) 446-6454 richard.brand@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

CONFIDENTIAL

July 17, 2014

Via EDGAR and Hand Delivery

Securities and Exchange Commission

Office of Mergers and Acquisitions

Attention: Christina Chalk

Senior Special Counsel

100 F Street, NE

Washington, D.C. 20549

Re:	Allergan, Inc.

Schedule 13D filed April 21, 2014

Filed by Pershing Square Capital Management, L.P., et al.

File No. 5-40724

Dear Ms. Chalk:

On behalf of Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman (collectively, “Pershing Square”) this letter sets forth Pershing Square’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 11, 2014, to Kirkland & Ellis LLP, outside counsel to Pershing Square, with respect to the above-referenced Schedule 13D (the “Schedule 13D”) with respect to the acquisition of shares of common stock of Allergan, Inc. (the “Allergan” or “Company”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth Pershing Square’s response to each of the numbered comments immediately below each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Schedule 13D.

In addition, Pershing Square has revised the Schedule 13D in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 9 to the Schedule 13D (the “Amendment No. 9”), which reflects these revisions and updates and clarifies certain other information.

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Securities and Exchange Commission Office of Mergers and Acquisitions Attention: Christina Chalk Senior Special Counsel July 17, 2014 Page 2	CONFIDENTIAL

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

1.	Staff’s Comment: The disclosure in this section indicates that as of April 21, 2014, PS Fund 1 held options to purchase 24,831,107 Allergan Inc. common shares pursuant to “various American-style call options.” In addition, you disclose that PS Fund 1 entered into forward purchase contracts covering 3,450,000 notional shares of Allergan. Please file as an exhibit(s) the underlying contracts for the call options and futures contracts referenced in Item 6. See Item 7 of Schedule 13D.

Response: In response to the Staff’s comment, Pershing Square has filed as Exhibits 99.14 and 99.15 to its Schedule 13D the forms of underlying agreements for the call options and forward purchase contracts referenced in Item 6 of the Schedule 13D. Pershing Square notes that all of the material terms of those agreements were disclosed in Pershing Square’s initial Schedule 13D.

Pershing Square acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments to not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-6454 or my colleague Stephen Fraidin at (212) 446-4840.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

cc:	Stephen Fraidin

Roy J. Katzovicz